Exhibit 99.1

Check-Cap Provides Update on COVID-19 Pandemic Impact on Operational and Clinical Activities

ISFIYA, Israel, April 6, 2020 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only preparation-free screening test to detect polyps before they transform into colorectal cancer, today provided an update on the impact of the global COVID-19 coronavirus pandemic on the Company’s operational and clinical activities.

Check-Cap is taking all necessary precautions to ensure the safety and well-being of its employees and their families. In accordance with the directive of the Israel Ministry of Health, the majority of Check-Cap’s employees have been working remotely while a select few continue to work from the Company’s headquarters. Also, Check-Cap has temporarily suspended interactions between hospitals and healthcare professionals and its employees and clinical trial patients.

“I'm proud that our entire team remains fully dedicated to achieving our corporate objectives despite this global crisis,” said Alex Ovadia, chief executive officer of Check-Cap. “We are moving forward towards IDE submission with the FDA and our team continues to advance C-Scan to be ready for our pivotal study, and we are continuing to explore collaborations with potential strategic industry leaders. Our suppliers have, for the most part, been able to provide the necessary support for our business plans, and we are grateful for their efforts.”

Mr. Ovadia continued, “The COVID-19 pandemic has had an impact on our ability to conduct our ongoing clinical studies and we therefore expect that our clinical trials will be temporarily suspended until at least June of this year. Consequently, though it is difficult to predict the impact of the coronavirus pandemic on the clinical timeline, the commencement of the pivotal trial is now expected to be pushed into 2021. We are assessing the situation as it develops and plan to provide an update on timing when we have more clarity.”

To manage this crisis and until the Company has better clarity on the global impact of the COVID-19 pandemic, the Company is implementing several cost reduction measures, including a 15% reduction in salaries for all employees and management and the fees of the members of its board of directors.  In addition, the Company has lowered monthly expenditures by placing a number of operational employees on unpaid leave.  As a result of these and other measures implemented by management and the suspension of certain activities, the Company believes that it has sufficient capital to fund its ongoing operations and plans through the end of the third quarter of 2020.

Important Message Regarding COVID-19

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including Israel and the United States, and infections have been reported globally. Epidemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our clinical studies have been temporarily suspended. It is too early to assess the full impact of the coronavirus outbreak, but coronavirus is affecting our ability to initiate our planned pivotal study in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay our development plans, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they transform into colorectal cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and enable millions of people to stay healthy. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts

Alison Chen
LifeSci Public Relations
+1-646-876-4932
achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com